Alan J. Haughie

Senior Vice President and Chief Financial Officer

November 30, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Federal-Mogul Corporation
Form 10-K for the Year Ended December 31, 2011
Filed February 28, 2012
Form 10-Q for the Quarter Ended June 30, 2012
Filed July 26, 2012
Response Letter dated November 6, 2012
File No. 001-34029

Dear Ms. Cvrkel:

Federal-Mogul Corporation (the “Company”) is submitting this letter in response to the comment letter of the Staff of the Securities and Exchange Commission dated November 15, 2012 relating to the Company’s annual report on Form 10-K for the year ended December 31, 2011 (“Annual Report”) and to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2012. The Company has addressed your November 15, 2012 comment letter by reproducing the comment below and providing the Company’s response immediately following the comment.

Form 10-K for the Year Ended December 31, 2011

Consolidated Statements of Operations, page 55

1.	We note from your response to our prior comment 2 that you based your significance test on an average loss due to the prevalence of loss years in the five

Federal-Mogul Corporation · World Headquarters 26555 Northwestern Highway · Southfield, Michigan 48033

Tel. (248) 354-7700 · Fax (248) 354-8103

year historical period and if you had applied Rule 3-09 appropriately one of your equity method affiliates would be considered significant and separate financial statements of that entity would be required to be included with your Form 10-K. Please note that we do allow income averaging to be used in the calculation of the denominator in the significance test even if the latest fiscal year generated a loss, however, amounts for all loss years should be assigned a zero for the purposes of the average computation. Please revise to include the separate financial statements of each significant affiliate as required by Rule 3-09 of Regulation S-X or alternatively, please submit your request for a waiver directly to the Division of Corporation Finance’s Office of the Chief Accountant.

Response:

The Company submitted its exemption request for the requirement under Rule 3-09 of Regulation S-X that the Company provide separate audited financial statements for fiscal year 2011 for one of its non-consolidated affiliates directly to the Division of Corporation Finance’s Office of the Chief Accountant on November 13, 2012. On November 28, 2012, the Company received a response from Louise M. Dorsey, Associate Chief Accountant, stating the staff would not object to the Company’s request based on the particular facts and circumstances.

* * * * *

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing matters, please contact the undersigned.

Sincerely,

/s/ Alan J. Haughie

Alan J. Haughie

Senior Vice President and

Chief Financial Officer

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